Exhibit 99.91

MERCER PARK BRAND ACQUISITION CORP. (“BRND”)

SPECIAL MEETING OF THE CLASS A RESTRICTED VOTING SHAREHOLDERS

May 5, 2021

REPORT OF VOTING RESULTS

In accordance with Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise you of the following voting results obtained at the special meeting (the “Meeting”) of the holders of class A restricted voting shares of BRND (“Class A Restricted Voting Shares”) held on May 5, 2021. The matter set out below is described in greater detail in the Management Information Circular of BRND dated April 5, 2021. The total number of Class A Restricted Voting Shares represented by holders of Class A Restricted Voting Shares virtually present in person and represented by proxy at the Meeting was 23,281,780, representing 57.84% of the total number of issued and outstanding Class A Restricted Voting Shares as of May 5, 2021.

Approval of the Extension to the Permitted Timeline

The resolution approving the extension of the permitted timeline for BRND to consummate a qualifying transaction to July 30, 2021 was duly passed. The following are the voting results on this matter:

		Percentage of Votes Cast
	Number of Votes Virtually	Virtually Represented in
	Represented in Person and by	Person and by Proxy
	Proxy	(rounded)
Votes For:	21,664,080	93.05%
Votes Against:	1,617,700	6.95%

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MERCER PARK BRAND ACQUISITION CORP.

By:		(signed) Louis Karger
	Name:	Louis Karger
	Title:	Chief Executive Officer